Bally Total Fitness Corporation 8700 West Bryn Mawr Ave. Chicago, Illinois 60631	Marc D. Bassewitz Senior Vice President, Secretary and General counsel 773.399.7606 773.399.0126 (fax) mbassewitz@ballyfitness.com
October 28, 2005
Mr. Michael Pressman
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bally Total Fitness Holding Corporation DEFA14A filed October 19, 2005 File No. 1-13997
Dear Mr. Pressman:
Enclosed herewith please find five courtesy copies of the Schedule 14A filed by Bally Total Fitness Holding Corporation today via EDGAR in response to the Staff’s comment letter dated October 21, 2005, with respect to the above-referenced filing.
The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions relating to the enclosed Schedule 14A, please do not hesitate to contact the undersigned at (773) 399-7606. Thank you for your cooperation and your attention to this matter.
Very truly yours,
/s/ Marc D. Bassewitz
Marc D. Bassewitz
Senior Vice President and General Counsel

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.     )

Filed by the Registrant ☑
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☑ Soliciting Material Pursuant to §240.14a-12

BALLY TOTAL FITNESS HOLDING CORPORATION

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

      Payment of Filing Fee (Check the appropriate box):

☑ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

2) Form, Schedule or Registration Statement No.:

3) Filing Party:

4) Date Filed:

In connection with the Schedule 14A filed by Bally Total Fitness Holding Corporation on October 19, 2005, Exhibit 1 hereto contains information relating to participants in the solicitation.

SEC 1913 (02-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXHIBIT 1
PARTICIPANTS
     The following individuals may be deemed to be “participants” in the solicitation:
     Paul A. Toback was named Chairman of the Board in May 2003 and has served as a Director since March 2003 and President and Chief Executive Officer since December 2002. He was Executive Vice President from February 2002 to December 2002, Chief Operating Officer from June 2001 to December 2002 and Senior Vice President, Corporate Development from March 1998 to June 2001. Mr. Toback started with the Company in September 1997. He is an attorney licensed to practice in Illinois. As of September 30, 2005, Mr. Toback owned 421,803 shares of common stock and 490,000 options.
     Julie Adams was elected Senior Vice President, Membership Services of the Company in February 2003. Ms. Adams was Vice President of Membership Services from September 1997 to February 2003. As of September 30, 2005, Ms. Adams owned 53,250 shares of common stock and 145,000 options.
     Marc D. Bassewitz was named Senior Vice President and General Counsel of the Company in January 2005. Prior to joining Bally, Mr. Bassewitz served as outside counsel for the Company in his position as a partner at Latham & Watkins LLP. As of September 30, 2005, Mr. Bassewitz owned 110,000 shares of common stock and 50,000 options.
     William G. Fanelli was named Senior Vice President, Planning and Development of the Company in March 2005. Mr. Fanelli held the position of Acting Chief Financial Officer from April 2004 to March 2005, was Senior Vice President, Finance from March 2001 to April 2004 and was Senior Vice President, Operations from November 1997 to March 2001. As of September 30, 2005, Mr. Fanelli owned 190,967 shares of common stock and 205,000 options.
     Carl J. Landeck was named Senior Vice President and Chief Financial Officer of the Company in March 2005. Prior to joining Bally, Mr. Landeck served as Executive Vice President, Chief Financial and Administrative Officer of Levitz Home Furnishings, Inc. from August 2001 to December 2004, and was Executive Vice President, Finance and Chief Financial Officer of Cablevision Electronics Investments, Inc. from January 1998 to August 2001. As of September 30, 2005, Mr. Landeck owned 100,000 shares of common stock and 75,000 options.
     James A. McDonald was named Senior Vice President and Chief Marketing Officer of the Company in April 2005. Prior to joining Bally, Mr. McDonald most recently served as the Senior Vice President, Chief Brand Officer of RadioShack, Inc. As of September 30, 2005, Mr. McDonald owned 100,000 shares of common stock and 20,000 options.
     Harold Morgan was elected Senior Vice President, Chief Administration Officer in February 2003. Mr. Morgan held the position of Senior Vice President Human Resources from September 1995 to February 2003. As of September 30, 2005, Mr. Morgan owned 201,921 shares of common stock and 315,000 options.
     John H. Wildman was elected Senior Vice President and Chief Operating Officer in December 2002. Mr. Wildman was Senior Vice President, Sales and Marketing from November 1996 to December 2002. As of September 30, 2005, Mr. Wildman owned 185,000 shares of common stock and 305,000 options.
     Barry M. Deutsch has served as a Director since May 2004. Mr. Deutsch is the Chief Financial Officer and Vice President of Business Development of Ovation Pharmaceuticals, Inc., a fully-integrated pharmaceutical company focused on specialty therapeutic areas. Prior to that Mr. Deutsch served as Director, Corporate Finance of Prudential Vector Healthcare Group, a unit of Prudential Securities Incorporated, where he served as an investment banker specializing in health care industry transactions. Mr. Deutsch is a Certified Public Accountant. As of September 30, 2005, Mr. Deutsch owned 5,300 shares of common stock and 5,000 options.
     Eric Langshur has served as a Director since December 2004. Mr. Langshur is the Founder and Chief Executive Officer of TLContact, Inc., a privately held company that delivers innovative patient communication and education services to the healthcare industry. As of September 30, 2005, Mr. Langshur owned no shares of common stock and 5,000 options.
     J. Kenneth Looloian has served as a Director since December 1995. Mr. Looloian is a consultant to Di Giorgio Corporation and served as the Sr. Vice President, Chief Financial Officer of New Jersey Bell Telephone Company and Bellcore (now Telecordia Technologies) before his retirement. As of September 30, 2005, Mr. Looloian owned 5,000 shares of common stock and 20,000 options.
     James F. McAnally, M.D. has served as a Director since December 1995. Dr. McAnally is a private practitioner who specializes in hypertension and kidney disease. Dr. McAnally is also the Medical Director of Nephrology Services at Trinitas Hospital in Elizabeth, New Jersey and a Clinical Associate Professor of Medicine at Seton Hall University, School of Graduate Medical Education. As of September 30, 2005, Dr. McAnally owned 12,500 shares of common stock and 20,000 options.
     John W. Rogers, Jr. has served as a Director since April 2003. Mr. Rogers is the Chairman and Chief Executive Officer of Ariel Capital Management, LLC, a privately held institutional money management firm and mutual fund company which he founded in 1983. He also serves as a director of Aon Corporation, Exelon Corporation, McDonald’s Corporation and as a trustee of Ariel Investment Trust. As of September 30, 2005, Mr. Rogers owned 10,000 shares of Common Stock and 10,000 options.
     The participants may assist the Company in its solicitation efforts for which they will receive no additional compensation. In addition, the Company has retained MacKenzie Partners, Inc. for advisory and solicitation services and has agreed to pay the firm reasonable and customary fees in connection with such services.